UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

RESEARCH FRONTIERS INCORPORATED

(Name of Issuer)

Common Stock, $0.0001

(title of Class of Securities)

760911107

(CUSIP Number)

Meir Peleg Gauzy Ltd. 14 Hathiya Street Tel-Aviv Yafo Israel 6816914 +972 72 2500385	Shaun Snitman, Esq. Brad L. Shiffman, Esq. Blank Rome LLP 1271 Avenue of the Americas New York, NY 10020 (212) 885-5000

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

June 5, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), (f) or (g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 760911107	13D

1	NAME OF REPORTING PERSON Gauzy Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,132,303
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 2,132,303
	10	SHARED DISPOSITIVE POWER None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,132,303 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 6.88% (2)
14	TYPE OF REPORTING PERSON CO

(1)	Does not include options held by the Reporting Person exercisable to purchase an additional 362,319 shares of common stock of the Issuer the earliest of which is exercisable no earlier than November 30, 2019.
(2)	Calculated as of June 5, 2019 in accordance with Rule 13d-3(d)(1)(i), shares outstanding is based on 30,991,026 shares of the Common Stock, $0.0001 par value, of Research Frontiers Incorporated outstanding as of May 31, 2019, based on information provided by Research Frontiers Incorporated.

CUSIP No. 760911107	13D

Item 1.	Security and Issuer.

This statement on Schedule 13D relates to the Common Stock, $0.0001 par value (“Common Stock”), of Research Frontiers Incorporated, a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is at 240 Crossways Park Drive.

Item 2.	Identity and Background.

This statement on Schedule 13D is filed by Gauzy Ltd. (“Gauzy”). Gauzy is a corporation incorporated under the laws of Israel, having its principal office at 14 Hathiya Street, Tel-Aviv Yafo, Israel 6816914. Gauzy is principally a vendor of material science and nanotechnology, focused on the research, development, manufacturing, and marketing of technologies which are embedded into and onto raw materials.

During the last five years, none of Gauzy or (to the knowledge of Gauzy) the directors or executive officers of Gauzy (a) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Gauzy acquired the Common Stock using its internal capital. At this time the filing persons do not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The filing persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 4.	Purpose of Transaction.

Gauzy acquired the Common Stock as an investment and in connection with a strategic relationship with the Issuer.

Item 5.	Interest in Securities of the Issuer.

On May 23, 2019, Gauzy exercised an option to purchase 271,739 shares of Common Stock on a cashless basis, for which it received 183,011 shares of Common Stock of the Issuer.

On June 5, 2019, Gauzy purchased 724,638 shares of the Issuer’s Common Stock and received a common stock purchase warrant (the “Warrant”) to purchase 362,319 shares of Common Stock at an exercise price per share of $1.656 if exercised before May 31, 2021, $1.794 if exercised between June 1, 2020 and May 31, 2021 and $2.07 if exercised after May 31, 2021. As a result of the purchase, Gauzy beneficially owned 2,132,303 shares of Common Stock (not including 362,319 shares of Common Stock issuable upon exercise of the Warrant), or 6.88% of the total issued and outstanding shares of Common Stock of the Issuer.

13D

CUSIP No. 760911107

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Following the purchase of the Purchased Shares, Gauzy still holds a Warrant to purchase 362,319 additional shares of Common Stock of the Issuer. The earliest date the Warrant is exercisable is November 30, 2019.

Item 7.	Material to be Filed as Exhibits.

The following is filed as an exhibit to this statement on Schedule 13D:

Exhibit No.	Description
Exhibit 4.1	Common Stock Purchase Warrant dated as of May 31, 2019 by and between Research Frontiers Incorporated and Gauzy Ltd.

13D

CUSIP No. 760911107

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: July 8, 2019

GAUZY LTD.

By:	/s/ Eyal Peso
	Name:	Eyal Peso
	Title:	CEO

13D

CUSIP No. 760911107

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 4.1	Common Stock Purchase Warrant dated as of May 31, 2019 by and between Research Frontiers Incorporated and Gauzy Ltd.